Exhibit 21.1

Subsidiaries of ChipMOS TECHNOLOGIES INC.

Name	Place of Incorporation or Organization
ChipMOS TECHNOLOGIES (BVI) LTD.	British Virgin Islands
ChipMOS U.S.A., Inc.	U.S.A.
ChipMOS TECHNOLOGIES (Shanghai) LTD.	People’s Republic of China